UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TRADEQUEST INTERNATIONAL INC.

(Name of Issuer)

Restricted Common Shares

(Title of Class of Securities)

89254K 209

(CUSIP Number)

Robert N. Hunter, Jr.

101 W. Friendly Avenue, Suite 500

Greensboro, NC 27401

(336) 273-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 89254K 209		Page 2 of 4 Pages
1		NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Charles S. Arnold
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	7	SOLE VOTING POWER 6,500,000 shares of common stock (restricted)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000 shares of common stock (restricted)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14		TYPE OF REPORTING PERSON* IN - Individual

SCHEDULE 13D
CUSIP No. 89254K 209		Page 3 of 4 Pages

Item No. 1.       This statement relates to Restricted Common Shares of Tradequest International Inc., the principal address of the issuers is 2400 East Commercial Blvd., Suite 612, Fort Lauderdale, FL 33308. Phone: (954) 491-5488

Item No. 2.	(a)	Name:	Charles S. Arnold (hereinafter “Stockholder”)

(b)	Address:	520 Brickell Key Drive, Unit 1607

Miami, Florida 33131

(c)	Principal Occupation: Self-employed business consultant with business offices in 120 Flager Avenue, New Smyrna Beach, Florida and 132 Burke Street, Winston-Salem, North Carolina.

(d)	Stockholder has not, during the last five years, been convicted in a criminal proceeding.

(e)

Stockholder has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to , federal or state securities laws or finding any violation of such laws.

(f)	USA

Item No. 3.       Securities were issued as founder’s stock which were paid by a combination of services performed and payment of personal funds by Stockholder.

Item No. 4.       The securities were acquired in connection with an extraordinary corporate transaction to wit: a new business venture into providing voice over the internet phone service by a subsidiary of the issuer, Incomm Holdings, Inc. Stockholder received founders stock in this venture during merger and acquisition of Tradequest International by shareholders of Incomm Holdings, Inc.

SCHEDULE 13D
CUSIP No. 89254K 209		Page 4 of 4 Pages

Item No. 5.	(a)	Shareholder holds 6,500,000 restricted shares of common stock of Issuer.

(b)	Shareholder has sole voting power of the shares.

(c)	Shareholder has not effected any transactions with regard to the securities within the past 60 days or since the most recent filing of Schedule 13 D.

(d)	Not applicable.

(e)	Not applicable.

Items No. 6, 7, 8, & 9.	Do Not Apply

Item No. 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 9, 2006

By:	/s/ Charles S. Arnold
Charles S. Arnold